Exhibit 99.1

INX Reports Q2 2023 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token (Unaudited)

NEW YORK, August 22, 2023 /PRNewswire/ — INX Limited (NEO: INXD, INXATS: INX, OTCQB: INXDF), a broker-dealer and inter-dealer broker, today announced the calculation of its cumulative Adjusted Operating Cash Flow as of June 30, 2023 and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except for the number of INX Tokens)
Cumulative Adjusted Operating Cash Flow as of December 31, 2022	(56,679)

Less: Net cash used in operating activities in the six months ended June 30, 2023	(6,597)

Plus: Proceeds from sale of INX Tokens during the six months ended June 30, 2023	-

Less: Proceeds from initial sale of INX Tokens during the six months ended June 30, 2023	-

Cumulative Adjusted Operating Cash Flow as of June 30, 2023	(63,276)

Distributable Amount	0

Outstanding INX Tokens (as of August 21, 2023)	136,284,318

Indicative Pro Rata Portion of the Distributable Amount per INX Token	0

These calculations are based on unaudited quarterly results of operations of the INX Limited and its subsidiaries.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens is based on an annual calculation of our cumulative Adjusted Operating Cash Flow as of December 31 and includes the resulting the pro rata portion of the Distributable Amount per INX Token. The calculation of the cumulative Adjusted Operating Cash Flow is provided at the same time that we file our annual report containing our audited financial statements. We publicly disclose the final calculations, including the pro rata portion of the Distributable Amount per INX Token, by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of June 30 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow is based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.

About INX:

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts, unified by the vision of redefining the world of capital markets via blockchain technology and an innovative regulatory approach.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For more information:
Contact: Carrie Rubinstein
carrie.rubinstein@inx.co